Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 32-VI dated March 12, 2007	Term Sheet No. 1 to Product Supplement 32-VI Registration Statement No. 333-130051 Dated March 12, 2007; Rule 433

Structured Investments
JPMorgan Chase & Co.
$
Principal Protected Notes Linked to an Equally Weighted Basket
Consisting of the FTSE/Xinhua China 25 Index, the Korea Stock Price
Index 200 and the Russell 2000® Index due March 29, 2012

General

  The notes are designed for investors who seek exposure to any appreciation of a diversified basket of domestic and international indices, over the term of the notes. Investors should be willing to forgo interest and dividend payments while seeking full principal protection at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 29, 2012†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about March 26, 2007 and are expected to settle on or about April 2, 2007.

Key Terms

Basket:

The notes are linked to an equally weighted basket consisting of the FTSE/Xinhua China 25 Index (“XINOI”), the Korea Stock Price Index 200 (“KOSPI2”) and the Russell 2000® Index (“RTY”) (each a “Basket Component” and, together, the “Basket Components”).

Component Weightings:

The FTSE/Xinhua Weighting, the KOSPI 200 Weighting and the Russell 2000® Weighting (each a “Component Weighting” and, collectively, the “Component Weightings”) are each equal to 1/3 of the value of the Basket, or approximately 33.3333%.

Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	At least 86.30%. The actual Participation Rate will be determined on the pricing date and will not be less than 86.30%.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which is expected to be on or about March 26, 2007.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows:
100 x [1 + [(FTSE/Xinhua Return * FTSE/Xinhua Weighting) + (KOSPI 200 Return * KOSPI 200 Weighting) + (Russell 2000® Return * Russell 2000® Weighting)]
The FTSE/Xinhua Return, the KOSPI 200 Return, and the Russell 2000® Return are the performance of the respective Basket Components, expressed as a percentage, from the closing level on the pricing date to the closing level on the Observation Date. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-VI.
Observation Date:	March 26, 2012†
Maturity Date:	March 29, 2012†
CUSIP:	48123JTG4
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-VI.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 32-VI and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 32-VI and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $42.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $36.00 per $1,000 principal amount note. The concessions of $36.00 include concessions to be allowed to selling dealers and concessions to be allowed to an arraigning dealer. The actual commission received by JPMSI may be more or less than $42.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $60.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-91 of the accompanying product supplement no. 32-VI.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 12, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-VI dated March 12, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 32-VI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 32-VI dated March 12, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000919/e26580_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate†, provided that this payment (the Additional Amount) will not be less than zero.
  † The Participation Rate will be determined on the pricing date and will not be less than 86.30%.
  DIVERSIFICATION AMONG THE BASKET COMPONENTS — The return on the notes is linked to a basket consisting of the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200 and the Russell 2000® Index. The FTSE/Xinhua China 25 Index is a stock index calculated and published by FTSE/Xinhua Index Limited, and is designed to represent the performance of the mainland Chinese market that is available to international investors. It is currently based on the largest and the most liquid Chinese stocks listed and trading on the Stock Exchange of Hong Kong Ltd. The Korea Stock Price Index 200 is a capitalization-weighted index of 200 Korean blue-chip stocks which make up a large majority of the total market value of the Korea Stock Exchange (“KSE”). The Russell 2000® Index consists of the smallest 2,000 companies included in the Russell 3000® Index, and represents approximately 8% of the total market capitalization of the companies composing the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information on each Index, see the “FTSE/Xinhua China 25 Index,” the “Korea Stock Price Index 200” and the “Russell 2000® Index” in the accompanying product supplement no. 32-VI.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 32-VI. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers’ basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had priced on March 9, 2007, and we had determined the comparable yield on that date, it would have been an annual rate of 5.16%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.16%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Components or any of the stocks composing the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200 or the Russell 2000® Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 32-VI dated March 12, 2007.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Components individually, the stocks composing the Basket Components or contracts related to the Basket Components. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the life of the notes but falls below the Starting Basket Level on the Observation Date.

JPMorgan Structured Investments — Principal Protected Notes Linked to an Equally Weighted Basket Consisting of the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200 and Russell 2000® Index	TS-1

  THE PARTICIPATION RATE COULD LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in a different security whose return is based on the performance of the Basket. Your ability to participate in any appreciation of the Basket as measured by the Ending Basket Level and the Starting Basket Level will be limited by the Participation Rate. Accordingly, if the Participation Rate is 86.30%, you will only participate in 86.30% of any Basket performance above the Starting Basket Level. The actual Participation Rate will be set on the pricing date and will not be less than 86.30%.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Components would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE ABLE AND WILLING TO HOLD YOUR NOTES TO MATURITY.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the FTSE/Xinhua China 25 Index and the Korea Stock Price Index 200 are denominated, although currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Components;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Basket Components;
    interest and yield rates in the market generally as well as in each of the markets of the securities composing the Basket Components;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and volatility of the exchange rate between the U.S. dollar, the Chinese yuan and the Korean won; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Payment at Maturity on the Notes Assuming a Range of Performance for the Basket?

The table and graph below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -100% to +80% and assumes a Participation Rate of 86.30%. The hypothetical payments at maturity (including, where relevant, the Additional Amount) set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table, graph and examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (86.30%)	Additional Amount		Principal		Payment at Maturity

180	80%	69.04%	$690.40	+	$1,000	=	$1,690.40
170	70%	60.41%	$604.10	+	$1,000	=	$1,604.10
160	60%	51.78%	$517.80	+	$1,000	=	$1,517.80
150	50%	43.15%	$431.50	+	$1,000	=	$1,431.50
140	40%	34.52%	$345.20	+	$1,000	=	$1,345.20
130	30%	25.89%	$258.90	+	$1,000	=	$1,258.90
120	20%	17.26%	$172.60	+	$1,000	=	$1,172.60
110	10%	8.63%	$86.30	+	$1,000	=	$1,086.30
105	5%	4.32%	$43.15	+	$1,000	=	$1,043.15
100	0%	0.00%	$0.00	+	$1,000	=	$1,000.00
90	-10%	0.00%	$0.00	+	$1,000	=	$1,000.00
80	-20%	0.00%	$0.00	+	$1,000	=	$1,000.00
70	-30%	0.00%	$0.00	+	$1,000	=	$1,000.00
60	-40%	0.00%	$0.00	+	$1,000	=	$1,000.00
50	-50%	0.00%	$0.00	+	$1,000	=	$1,000.00
40	-60%	0.00%	$0.00	+	$1,000	=	$1,000.00
30	-70%	0.00%	$0.00	+	$1,000	=	$1,000.00
20	-80%	0.00%	$0.00	+	$1,000	=	$1,000.00
10	-90%	0.00%	$0.00	+	$1,000	=	$1,000.00
0	-100%	0.00%	$0.00	+	$1,000	=	$1,000.00

JPMorgan Structured Investments — Principal Protected Notes Linked to an Equally Weighted Basket Consisting of the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200 and Russell 2000® Index	TS-2

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $172.60 and the final payment at maturity is equal to $1,172.60 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(120-100)/100] x 86.30%) = $1,172.60

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80. Because the Ending Basket Level of 80 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110. Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $86.30 and the final payment at maturity is equal to $1,086.30 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(110-100)/100] x 86.30%) = $1,086.30

Historical Information

The following graphs show the weekly performance of each Basket Component as well as the Basket as a whole from January 4, 2002 through March 9, 2007. The graph of the historical Basket performance assumes the Basket level on January 9, 2002 was 100 and the Component Weightings specified on the cover of this term sheet on that date. The Index closing level of the FTSE/Xinhua China 25 Index on March 9, 2007 was 14783.68. The Index closing level of the Korea Stock Price Index 200 on March 9, 2007 was 183.87. The Index closing level of the Russell 2000® Index on March 9, 2007 was 785.12.

We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Components will result in the return of more than the principal amount of your initial investment.

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this term sheet, which will be the fifth business day following the expected pricing date of the notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments — Principal Protected Notes Linked to an Equally Weighted Basket Consisting of the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200 and Russell 2000® Index	TS-3